08028192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIGNATOR INVESTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 CLARENDON ST.
(No. and Street)

BOSTON, MA 02116
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK RISPOLI (617) 572-6715
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

200 CLARENDON ST, BOSTON MA 02116
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 03 2008
Washington, DC
101

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 3/17

AB 3/24

OATH OR AFFIRMATION

I, Frank J. Rispoli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signator Investors, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DECEMBER 31, 2007
(Date)

SIGNATOR INVESTORS, INC.
(Name of respondent)

197 Clarendon Street, Boston, Massachusetts 02116
(Address of principal executive office)

Christopher Maryanopolis
President & Chief Operating Officer
Signator Investors, Inc.
197 Clarendon Street, 8th Floor
Boston, Massachusetts 02116
(Name and address of person authorized to receive notices and communication from the Securities and Exchange Commission)

Signator Investors, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2007 and 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Signator Investors, Inc.

We have audited the accompanying statements of financial condition of Signator Investors, Inc. (the Company) as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signator Investors, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2, the statement of financial condition as of December 31, 2006, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended have been restated.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 28, 2008

Signator Investors, Inc.

Statements of Financial Condition

	December 31	
	2007	2006 As Restated
	(In Thousands)	
Assets		
Cash and cash equivalents *(Note 2)*	**$14,135**	$13,452
Restricted cash *(Note 2)*	**50**	50
Commissions, 12b-1, and advisory fees receivable	**8,238**	7,643
Accounts receivable	**199**	401
Due from affiliated companies *(Note 3)*	**1,247**	2,055
Investments (*Note 2*)	**53**	650
Prepaid expenses and other current assets	**355**	521
Deferred tax, net (*Notes 2 and 5*)	**175**	165
Furniture and equipment, net (*Notes 2 and 4*)	**46**	57
Total assets	**$24,498**	$24,994
Liabilities and shareholder's equity		
Accounts payable and accrued expenses	**$ 1,123**	$ 1,626
Commissions payable	**8,388**	7,099
Accrued compensation	**553**	690
Due to affiliated companies (*Note 3*)	**1,804**	2,643
Accrued nonqualified pension costs (*Note 8*)	**364**	461
Total liabilities	**12,232**	12,519
Shareholder's equity		
Common stock, par value $1.00 per share; authorized and outstanding 1,000 shares	**1**	1
Additional paid-in capital	**12,240**	12,214
Accumulated earnings	**25**	260
Total shareholder's equity	**12,266**	12,475
Total liabilities and shareholder's equity	**$24,498**	$24,994

See accompanying notes.

Signator Investors, Inc.

Statements of Operations

	Year Ended December 31	
	2007	**2006 As Restated**
	(In Thousands)	
Revenues		
Selling commissions (*Notes 2 and 3*)	**$ 92,837**	$119,919
Rule 12b-1 service fees (*Notes 2 and 3*)	**21,337**	19,047
Investment advisory services *(Note 2)*	**23,320**	18,899
Dividends and interest	**1,983**	1,577
Other	**3,994**	3,510
	143,471	162,952
Expenses		
Selling commissions *(Note 3)*	**111,399**	134,752
Rule 12b-1 service fees *(Note 3)*	**16,150**	13,364
Other selling, general, and administrative expenses	**12,757**	12,084
Parent company service fees (*Note 3)*	**2,797**	2,626
Litigation settlements	**801**	312
	143,904	163,138
Loss before income tax expense	**(433)**	(186)
Income tax benefit (expense) (*Notes 2 and 5*)	**199**	(93)
Net loss	**$ (234)**	$ (279)

See accompanying notes.

Signator Investors, Inc.

Statements of Changes in Shareholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Total Shareholder's Equity
	(In Thousands)			
Balance at December 31, 2005	$1	$12,080	$ (149)	$11,932
Correction of prior period error (*Note 2*)	–	–	688	688
Balance at December 31, 2005 (As restated)	1	12,080	539	12,620
Net loss	–	–	(279)	(279)
Capital contribution (*Note 8*)	–	134	–	134
Balance at December 31, 2006	1	12,214	260	12,475
Net loss	–	–	(234)	(234)
Capital contribution *(Note 8)*	–	26	–	26
Net unrealized investment loss	–	–	(1)	(1)
Balance at December 31, 2007	**$1**	**$12,240**	**$ 25**	**$12,266**

See accompanying notes.

Signator Investors, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2007	2006 As Restated
	(In Thousands)	
Operating activities		
Net loss	**$ (234)**	$ (279)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:		
Depreciation and amortization	**11**	11
Change in operating assets and liabilities:		
Restricted cash	**–**	76
Commissions, 12b-1, and advisory fees receivable	**(595)**	(1,416)
Accounts receivable	**202**	(100)
Due from/to affiliated companies	**(5)**	(1,555)
Prepaid expenses and other current assets	**166**	156
Deferred taxes, net	**(10)**	(5)
Accounts payable, accrued expenses, and compensation	**(640)**	(813)
Commissions payable	**1,289**	1,580
Accrued nonqualified pension costs	**(97)**	27
Net cash used in operating activities	**87**	(2,318)
Investing activities		
Investments	**596**	(647)
Purchases of furniture and equipment	**–**	–
Net cash provided by (used in) investing activities	**596**	(647)
Increase (decrease) in cash and cash equivalents	**683**	(2,965)
Cash and cash equivalents at beginning of year	**13,452**	16,417
Cash and cash equivalents at end of year	**$14,135**	$13,452

See accompanying notes.

Signator Investors, Inc.

Notes to Financial Statements

December 31, 2007

1. Organization and Description of Business

Signator Investors, Inc. (the Company) is a registered broker-dealer under section 15(b) of the Securities Exchange Act of 1934 (the Act), a member of the Financial Regulatory Reporting Authority (FINRA), and a registered investment adviser under the Investment Advisers Act of 1940. The Company is a wholly owned subsidiary of John Hancock Financial Network (JHFN), which is a wholly owned subsidiary of John Hancock Subsidiaries, LLC (Subsidiaries), which is a wholly owned subsidiary of John Hancock Life Insurance Company (JHLICO), which is a wholly owned subsidiary of John Hancock Financial Services, Inc. (John Hancock), which is an indirect wholly owned subsidiary of Manulife Financial Corporation (Manulife).

The Company is the retail broker-dealer for John Hancock's career agency system, and offers mutual funds, fee-based investment advisory products, limited partnerships, variable insurance products, unit investment trusts, and general securities through John Hancock registered representatives throughout the United States. A significant portion of the Company's revenue is derived from sales of financial products sponsored by Manulife, John Hancock, and their respective affiliates.

2. Significant Accounting Policies

Correction of Prior Period Error

During 2007, as a result of resolving the impact of a control deficiency affecting the cash reconciliation process originally identified in February 2006, the Company determined that $1,026,976 which it previously believed to be unclaimed funds (represented primarily by uncashed commissions checks) and for which a liability had been accrued as of December 31, 2006 to remit such unclaimed funds to the states as required by unclaimed property laws, actually represented duplicate payments primarily of commission expense already paid during the period from 1997 through 2005. Accordingly, previously reported expenses were overstated for those years as a result of this error. Therefore, the accompanying financial statements have been adjusted, reducing the previously recorded liability for unclaimed funds by $1,026,996, and increasing 2006 beginning retained earnings, net of taxes of $306,452, by $720,524.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses, and disclosures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements, and during the reporting period. Accordingly, upon settlement, actual results may differ from those estimated amounts.

Fair Value of Financial Instruments

The carrying amounts of the financial instruments in the accompanying statements of financial condition approximate fair value.

Cash and Cash Equivalents

The Company considers highly liquid investments with an original maturity of less than three months and that are not held for the sale in the ordinary course of business to be cash equivalents. These investments are recorded at amortized cost.

Restricted Cash

Restricted cash represents a required deposit held in escrow with the Company's brokerage clearinghouse.

In addition, effective December 5, 2006, the Company is required to maintain with a bank, at all times, deposits in a "Special Reserve Bank Account for the Exclusive Benefit of Customers", which is kept separate from any other bank account of the Company. Such required deposits, if any, are based on the computation required by Rule 15c3-3 of the Act. At December 31, 2007, there was neither a required cash deposit nor balance in the Special Reserve Bank Account for the Exclusive Benefit of Customers.

2. Significant Accounting Policies (continued)

Investments

In December 2006, the Company purchased investments of $650,000 in its new managed account platform, Envestnet. The purpose of these investments was to ensure the correct information was being distributed to customers. These investments are considered available-for-sale investments, and are being carried at fair market value. In June 2007, the Company sold $610,518 of the investments and realized $215 of gains. As of December 31, 2007, the remaining investments primarily consist of mutual funds with a cost and fair market value of approximately $53,948, and $52,698, respectively.

Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives or the term of the lease. Costs associated with the development of new computer software systems or significant enhancements to existing systems are capitalized and amortized over the remaining life of the system. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Upon retirement or sale, the asset cost and related accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged against income.

Income Taxes

The operations of the Company are included with those of Subsidiaries in the filing of a consolidated Federal income tax return. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with SFAS No. 109, *Accounting for Income Taxes*.

The income tax benefit (expense) is the estimated amount that will be received by the Company from Subsidiaries (or paid by the Company to Subsidiaries) based upon a tax-sharing policy.

Revenue Recognition

Selling commissions are recorded on the trade date. Rule 12b-1 service fees are asset-based monthly fees and are recorded as earned. Investment advisory fees are recognized as earned in the period in which the services are rendered.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

On September 15, 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). This standard, which provides guidance on how to measure fair values of assets and liabilities, applies whenever other standards require or permit assets or liabilities to be measured at fair value, but does discuss when to use fair value accounting. SFAS No. 157 establishes a fair value measurement hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, and requires fair value measurements to be separately disclosed by level within the hierarchy. SFAS No. 157 will be effective for the Company beginning January 1, 2008. The Company is evaluating the impact SFAS No. 157 will have on its financial position, results of operations, and financial statement disclosures.

The Company adopted the provision of FASB Interpretation No. 48, *Accounting for Uncertainty In Income Taxes on January 1, 2007.* As a result of the implementation of Interpretation 48, the Company did not recognize any increase or decrease in its liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Reconciliation of Amount of Unrecognized Tax Benefits as of January 1, 2007 to Amount of Unrecognized Tax Benefits as of December 31, 2007 (in thousands):

Balance as of January 1, 2007	$ 163
Additions based on tax positions related to prior year	357
Reductions related to settlements with taxing authorities	(163)
Balance as of December 31, 2007	$ 357

We are currently under audit by the Internal Revenue Service and various other tax authorities. We have reserved for potential adjustments to our provision for income taxes that may result from examinations by, or any negotiated agreements with, these tax authorities, and we believe that the final outcome of these examinations or agreements will not have a material affect on our results of operations. If events occur which indicate payment of these amounts is unnecessary, the reversal of the liabilities would result in the recognition of tax benefits in the period we determine the liabilities are no longer necessary. If our estimates of the federal and state income tax liabilities are less than the ultimate assessment, a further charge to expense would result.

The Company recognizes interest accrued related to unrecognized tax benefits in interest and penalties expense in other selling, general and administrative expense. During the year ended December 31, 2007 the Company recorded $30,000 of interest expense. The company has not recognized any material amounts of penalties during the years ended December 31, 2007 and 2006.

3. Related-Party Matters

Due to the nature of its business, the Company has various agreements with related parties.

Distribution Agreements

As a retail broker-dealer, the Company has a Soliciting Dealer Agreement (the Soliciting Agreement) with John Hancock Funds, LLC (Funds, LLC), an affiliate and the underwriter and/or distributor for registered investment companies (the Funds) managed by John Hancock Advisers, LLC (Advisers), an indirect wholly owned subsidiary of John Hancock. Under the Soliciting Agreement, the Company serves as a broker-dealer for the Funds and provides a retail dealer network using agents of JHLICO to sell shares of the Funds (see Retail Marketing Department Agreement). The Company received a marketing reimbursement fee from Funds, LLC which totaled $293,000 and $270,000 for the years ended December 31, 2007 and 2006, respectively. The Company also has a Distribution Plan Service Agreement (the DPS Agreement) with Funds, LLC under which the Company receives selling commissions and Rule 12b-1 service fees for distributing certain Funds. The Company received selling commissions from Funds, LLC that totaled approximately $4,116,000 and $3,935,000 for the years ended December 31, 2007 and 2006, respectively. Additionally, the Company received Rule 12b-1 service fees from Funds, LLC that totaled approximately $6,114,000 and $6,529,000 for the years ended December 31, 2007 and 2006, respectively.

Retail Marketing Department Agreement

The Company has an agreement with the Retail Marketing and Distribution Department of JHLICO (the RMD Agreement) in order to compensate JHLICO agents for their efforts in selling products offered through the Company. The Company paid JHLICO and/or its agents additional selling commissions and Rule 12b-1 service fees that totaled approximately $3,157,000 and $3,359,000 for the years ended December 31, 2007 and 2006, respectively. Under the RMD Agreement, the Company is also reimbursed for certain expenses paid on behalf of other John Hancock entities that totaled approximately $839,000 and $2,088,000 for the years ended December 31, 2007 and 2006, respectively.

Underwriting and Distribution Agreements

Prior to May 31, 2006, the Company had an agreement with JHLICO (the Underwriting Agreement) under which the Company was the principal underwriter and distributor for the variable annuity and variable insurance products issued by JHLICO. Effective May 31, 2006, John Hancock Distributors LLC, an affiliate of the Company, began serving as the principal underwriter and distributor of these variable insurance products. The Company does not hold funds or securities or owe money or securities to customers related to these variable insurance

3. Related-Party Matters (continued)

products. Included in selling commission revenue and expense for the years ended December 31, 2007 and 2006 are $13,653,000 and $54,302,000, respectively, related to the distribution of the JHLICO variable insurance products by the Company. The Company also distributes variable annuity products issued by Manulife. Selling commission revenue and expense for these Manulife products for the years ended December 31, 2007 and 2006 was $42,215,000 and $35,295,000, respectively, which are included in selling commission revenues and expenses.

Leasing Arrangement

The Company leases office space from John Hancock as a tenant-at-will based on the percentage of floor space occupied by the Company. Lease payments amounted to $773,000 and $616,000 for the years ended December 31, 2007 and 2006, respectively.

The Company also has an operating lease with John Hancock for out-of-state office space. Minimum payments required for the out-of-state lease, which expires on August 31, 2008, are as follows:

Year ending December 31, 2008	$65,000

The Company does not anticipate renewing its current out-of-state lease in 2008. Rent expense for the years ended December 31, 2007 and 2006 was $99,000 and $90,000, respectively.

Due From/To Affiliated Companies

Due from affiliated companies at December 31, 2007 and 2006 includes $516,000 and $569,000, respectively, of combined commissions and Rule 12b-1 service fee revenues due from Funds, LLC, and amounts due from JHLICO under the RMD Agreement. Due from affiliated companies at December 31, 2007 and 2006 also includes amounts due from JHLICO, Funds, LLC, Manulife, and Subsidiaries.

John Hancock pays certain expenses of the Company directly and is reimbursed by the Company for these services (parent company service fees). The Company also pays John Hancock for certain insurance coverage. Due to affiliated companies represents expenses of the Company paid by John Hancock, Advisers, John Hancock Signature Services, Inc. (Signature Services), an indirect wholly owned subsidiary of John Hancock Subsidiaries, LLC, and Manulife on behalf of the Company.

3. Related-Party Matters (continued)

Other Related-Party Matters

In order for the Company to obtain its fidelity blanket bond, Subsidiaries entered into an indemnification agreement with the Company's insurance carrier. This agreement covers certain amounts in excess of the stated policy deductible.

As more fully defined in Note 8, the Company participates in a defined benefit pension plan, a nonqualified pension plan, and a post-retirement benefit plan sponsored by John Hancock.

Certain officers and directors of the Company are officers, directors, and/or trustees of Advisers, Funds, LLC, Signature Services, MFC Global Investment Management (U.S.) LLC, NM Capital Management, Inc., Subsidiaries, JHLICO, The Berkeley Group, the Funds, and/or officers of John Hancock and Manulife. Advisers, MFC Global Investment Management (U.S.) LLC, and NM Capital Management, Inc. are subsidiaries of The Berkeley Group, and all are indirect wholly owned subsidiaries of John Hancock.

4. Furniture and Equipment

Furniture and equipment are comprised of the following as of December 31:

	2007	**2006 As Restated**
	(In Thousands)	
Office equipment and computer software	**$ 1,098**	$ 1,098
Furniture and fixtures	**531**	531
Leasehold improvements	**54**	54
	1,683	1,683
Less accumulated depreciation and amortization	**(1,637)**	(1,626)
	$ 46	$ 57

Depreciation and amortization expense for the years ended December 31, 2007 and 2006 is $11,000 and $11,000, respectively.

5. Income Taxes

The significant component of the Company's recognized deferred tax asset as of December 31 is as follows:

	2007	2006 As Restated
	(In Thousands)	
Deferred tax liabilities:		
Tax over book depreciation	**$ 8**	$ 7
Total deferred tax liabilities	**8**	7
Deferred tax asset:		
Pension obligation	**148**	150
Deferred interest	**35**	22
Total deferred tax assets	**183**	172
Net deferred tax assets	**$175**	$165

Significant components of income tax benefit (expense) for income taxes are as follows:

	Year Ended December 31	
	2007	2006 As Restated
	(In Thousands)	
Current:		
Federal	**$190**	$172
State	**(1)**	(270)
Total current	**189**	(98)
Deferred:		
Federal	**8**	4
State	**2**	1
Total deferred	**10**	5
	$199	$(93)

During the year ended December 31, 2006, the Company received a preliminary tax assessment from a state taxing authority relating to a corporate tax audit for the years 2000 to 2002. Included in current state tax expense for the year ended December 31, 2006 is a tax provision, net of federal benefit, of $178,000 relating to this tax assessment.

5. Income Taxes (continued)

The reconciliation of income tax benefit (expense) benefit attributable to operations computed at the U.S. Federal statutory tax rates to income tax expense is as follows:

	Year Ended December 31	
	2007	**2006 As Restated**
	(In Thousands)	
Tax at U.S. statutory rates	**$151**	$ 65
State income taxes, net of Federal tax benefit	**1**	(173)
Nondeductible expenses, including meals and entertainment	**(9)**	20
Other	**56**	(5)
	$199	$ (93)

The Company paid (received) from Subsidiaries approximately $(305,600) and $106,000 in Federal tax expense (benefits) received during 2007 and 2006, respectively.

The Company did not receive any state tax benefits from Subsidiaries during 2007 and 2006.

6. Net Capital

Pursuant to the net capital provision of Rule 15c3-1 of the Act, the Company is required to maintain a minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. The requirements of the Act also provide that equity capital may not be withdrawn or cash dividends paid if certain net capital requirements are not met. At December 31, 2007 and 2006, the Company had net capital, as defined, of $9,364,000 and $7,351,000, respectively. The minimum net capital requirements at December 31, 2007 and 2006 were $815,000 and $879,000, respectively. The Company's net capital ratios were 1.31 to 1 and 1.79 to 1 at December 31, 2007 and 2006, respectively, whereas the maximum allowable ratio was 15 to 1.

7. Contingencies

The Company is involved in certain legal proceedings that arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

8. Employee Benefit Plans

All full-time employees of the Company participate in either a defined benefit pension plan (the Plan), or a defined contribution plan sponsored by John Hancock. On January 1, 2002, the Plan was converted to a cash balance plan. For each of the years ended December 31, 2007 and 2006, net prepaid pension plan costs of $91,000 are included on the statements of financial condition because the fair value of the Plan assets exceeds the projected benefit obligation. There was no pension expense for the Plan for the years ended December 31, 2007 and 2006, respectively. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations and the funded status attributable to the Company's employees is not segregated within the Plan.

The Company participates in John Hancock's nonqualified pension plan (the Non-Qualified Plan). The Non-Qualified Plan is unfunded and provides certain management employees with defined pension benefits in excess of limits imposed by Federal tax law and the Plan sponsored by John Hancock. For the years ended December 31, 2007 and 2006, John Hancock allocated $21,000 of pension expense to the Company for the Non-Qualified Plan in each of those years. Accrued pension costs related to the Non-Qualified Plan of $454,000 and $461,000 at December 31, 2007 and 2006, respectively, are included in the statements of financial condition. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Non-Qualified Plan.

The Company participates in a defined benefit postretirement plan (the Post-Retirement Plan) sponsored by John Hancock that provides medical, dental, and life insurance benefits to employees with more than 15 years of service. The Post-Retirement Plan is unfunded. For the years ended December 31, 2007 and 2006, John Hancock allocated $0 and $0, respectively, of post-retirement expenses to the Company for the Post-Retirement Plan. No accrued post-retirement benefit costs at December 31, 2007 and 2006, respectively, are included in the statements of financial condition; rather, such costs are being reported by John Hancock. Information reflecting the components of net periodic post retirement benefit cost, the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Post-Retirement Plan.

Employees of the Company may immediately participate in a defined contribution savings plan, The Investment-Incentive Plan for the Employees of John Hancock, sponsored by John Hancock. The Company may make a discretionary matching contribution equal to a percentage of the elective deferrals of each participant. The Company has made elective matching contributions of up to 4% of the elective deferrals of each participant for the years ended December 31, 2007 and 2006. The contributions were $157,000 and $110,000 for the years ended December 31, 2007 and 2006, respectively.

8. Employee Benefit Plans (continued)

The Company offers postretirement benefits related to severance, disability, life insurance, and healthcare to be paid for inactive former employees. There was no liability recognized in the financial statements for the years ended December 31, 2007 and 2006.

Certain employees of the Company also participate in the John Hancock 1999 Long-Term Stock Incentive Plan, under which shares and options to purchase shares of John Hancock common stock are granted. The exercise price of options is equal to fair market value at the date of the grant. As a result of the merger with Manulife, all unvested stock options, as of the date of the announcement of the merger on September 28, 2003, vested immediately prior to the closing date and were exchanged for Manulife options. Subsequent to the merger, the Company continues to incur compensation expense related to stock compensation issued by Manulife. Through December 31, 2007, the Company was allocated compensation expense of $26,000, a non cash capital contribution, as the result of stock or option grants under the plan.

Supplemental Information

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SIGNATOR INVESTORS, INC.

DECEMBER 31, 2007

	(In Thousands, except the ratios)
COMPUTATION OF NET CAPITAL	
Total ownership equity (from statement of financial condition)	$12,266
Deductions and/or charges:	
Nonallowable assets:	
Receivables over 30 days	
12b-1 fees receivable in excess of 12b-1 fees payable	361
Advisory fees receivable in excess of related fees payable	948
Due from affiliated companies	754
Prepaid expenses, deferred income taxes, and other	778
Furniture and equipment	46
Unsecured debits	7
Total nonallowable assets	2,894
Net capital before haircuts on securities positions	9,372
Haircuts on securities	8
NET CAPITAL	$ 9,364
AGGREGATE INDEBTEDNESS	$12,232
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 815
Minimum dollar net capital requirement	$ 250
Net capital requirement (greater of above amounts)	$ 815
Excess net capital	$ 8,549
Ratio of aggregate indebtedness to net capital	1.31 : 1

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SIGNATOR INVESTORS, INC.

December 31, 2007

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$–
Monies borrowed collateralized by securities carried for the accounts of customers	–
Monies payable against customers' securities loaned	–
Customers' securities failed to receive	–
Credit balances in firm accounts which are attributable to principal sales to customers	–
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	–
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	–
Market value of short security count differences over 30 calendar days old	–
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days	–
Total credits	–
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions	–
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	–
Failed to deliver of customers' securities not older than 30 calendar days	–
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	–
Aggregate debit items	–
Less 3% (for alternative method only)	–
Total debits	$–

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

SIGNATOR INVESTORS, INC.

December 31, 2007

RESERVE COMPUTATION

Excess of total debits over total credits	$–
Excess of total credits over total debits	–
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	–
Amount held on deposit in "Reserve Bank Account", including value of qualified securities, at end of reporting period	–
Amount on deposit (or withdrawal), including value of qualified securities	–
New amount in Reserve Bank Account after adding deposit or subtracting withdrawal, including value of qualified securities	$–
Date of deposit	N/A

SCHEDULE III – RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

SIGNATOR INVESTORS, INC.

December 31, 2007

There are no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5, Part II A filing as of December 31, 2007.

Also, there are no material differences between the computation of net capital under Rule 15c3-3 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5, Part II A filing as of December 31, 2007.

Supplementary Report of Independent Public Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Signator Investors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Signator Investors, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 28, 2008

END